

33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

03 DEC -4 AM 7:21

December 1, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



03037898

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

APPLICATION FOR COMMENCEMENT OF CORPORATE REHABILITATION PROCEDURES OF TSUZUKI SPINNING CO., LTD. AND ITS AFFILIATES

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

12/4

November 26, 2003

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Application for commencement of corporate rehabilitation procedures of Tsuzuki Spinning Co., Ltd. and its affiliates

Tsuzuki Spinning Co., Ltd. and its affiliates, Nisshin Co., Ltd. and Nagoya Park Co., Ltd., which have transactions with our subsidiary, The Chuo Mitsui Trust & Banking Co., Ltd. ("CMTB"), have filed voluntary petitions for the commencement of corporate rehabilitation procedures to the Tokyo District Court.

We hereby inform you of the claims to the companies.

1. Profile of Tsuzuki Spinning Co., Ltd.

(1) Head office address: 15, Oaza-Nakago Oaza-Ue, Akubi-cho, Chita-gun, Aichi
(2) Name of representative: Kimitsugu Sato
(3) Capital: ¥ 100 million
(4) Business: Manufacture of cotton yarn and synthetic fiber yarn, Real estate leasing, Management of bowling centers, Hotel management, etc.

2. Profile of Nisshin Co., Ltd.

(1) Head office address: 2-6-12, Sakae, Naka-ku, Nagoya, Aichi
(2) Name of representative: Kiyohiro Tsuzuki
(3) Capital: ¥ 100 million
(4) Business: Real estate leasing

3. Profile of Nagoya Park Co., Ltd.

(1) Head office address: 2-6-12, Sakae, Naka-ku, Nagoya, Aichi
(2) Name of representative: Kiyohiro Tsuzuki
(3) Capital: ¥ 10 million
(4) Business: Real estate leasing

4. Event that occurred in connection to the companies, and the date of the event

: November 25, 2003
: Filed voluntary petitions to the Tokyo District Court for the commencement of corporate rehabilitation procedures

5. Amount of claims to the companies.

CMTB: ¥34,568 million (Tsuzuki Spinning Co., Ltd.)
CMTB: ¥13,253 million (Nisshin Co., Ltd.)
CMTB: ¥1,719 million (Nagoya Park Co., Ltd.)

6. Impact of the event on the performance of the Mitsui Trust Holdings, Inc.
   There is no change to our projected financial results for the term through March 2004.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827